SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

 Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

  November 17, 2004

  Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

 Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2004
Microcell Telecommunications Inc.
By:
/s/ Graeme McPhail -------------------------------------------------------------------------------------------------- Graeme McPhail, Vice-President, Associate General Counsel of Microcell

Form 51-102F3
Material Change Report

  Name and Address of Company

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

November 9, 2004.

  News Release

Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on November 9, 2004. A copy of such press release is attached hereto as Schedule "A"
and forms a part hereof.

  Summary of Material Change

On November 9, 2004, as a result of the acquisition of Microcell by Rogers Wireless Inc. ("Rogers Wireless"),
Microcell announced the composition of its new Board of Directors. The members of Microcell's new Board of Directors are H. Garfield Emerson Q.C., George A. Fierheller, Ann T. Graham, James C. Grant, Thomas Ian Hull,
Nadir H. Mohamed, Pierre L. Morrissette, David R. Peterson Q.C., Ted Rogers, Martha L. Rogers, and
J. Christopher C. Wansbrough. All of the members of Microcell's previous Board have resigned.

  Full Description of Material Change

On November 9, 2004, as a result of the acquisition of Microcell by Rogers Wireless, Microcell announced the composition of its new Board of Directors. The members of Microcell's new Board of Directors are H. Garfield Emerson Q.C.,
George A. Fierheller, Ann T. Graham, James C. Grant, Thomas Ian Hull, Nadir H. Mohamed, Pierre L. Morrissette,
David R. Peterson Q.C., Ted Rogers, Martha L. Rogers, and J. Christopher C. Wansbrough. All of the members of Microcell's previous Board have resigned.

Certain senior officers of Microcell, including Andre Tremblay, previously President and Chief Executive Officer, and Jacques Leduc, previously Chief Financial Officer and Treasurer, have also resigned.

Nadir Mohamed has been appointed as the new President and Chief Executive Officer of Microcell, and John Gossling
has been appointed as the new Senior Vice President and Chief Financial Officer of Microcell. Mr. Mohamed and
Mr. Gossling hold the same positions at Rogers Wireless. Mr. Mohamed also announced the appointment of
Alain Rheaume to the position of Executive Vice-President and President Fido.

  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

  Omitted Information

Not applicable.

  Executive Officer

The senior officer who can answer questions regarding this report is Mr. Graeme McPhail, Vice-President,
Associate General Counsel of Microcell. Mr. McPhail can be reached at (416) 935-2505.

  Date of Material Change Report

November 17, 2004.

SIGNED at Toronto, Ontario.

/s/ Graeme McPhail
 --------------------------------------------------------------------------------------------------
Graeme McPhail
Vice-President, Associate General Counsel of Microcell

Schedule "A"
 Press Release

MICROCELL FORMS NEW BOARD OF DIRECTORS FOLLOWING ACQUISITION OF CONTROL BY ROGERS WIRELESS

ANNOUNCES SENIOR LEADERSHIP CHANGES AND APPOINTMENTS OF DIRECTORS AND OFFICERS

Montreal, November 9, 2004 - As a result of the acquisition of Microcell Telecommunications Inc. ("Microcell") by Rogers Wireless Inc. ("Rogers Wireless"), Microcell today announced the composition of its new Board of Directors. The members of Microcell's new Board of Directors are H. Garfield Emerson Q.C., George A. Fierheller, Ann T. Graham, James C. Grant, Thomas Ian Hull, Nadir H. Mohamed, Pierre L. Morrissette, David R. Peterson Q.C., Ted Rogers, Martha L. Rogers, and J. Christopher C. Wansbrough. All of the members of Microcell's previous Board have resigned.

Certain senior officers of Microcell, including Andre Tremblay, previously President and Chief Executive Officer, and Jacques Leduc, previously Chief Financial Officer and Treasurer, have also resigned.

Nadir Mohamed has been appointed as the new President and Chief Executive Officer of Microcell, and John Gossling has been appointed as the new Senior Vice President and Chief Financial Officer of Microcell. Mr. Mohamed and Mr. Gossling hold the same positions at Rogers Wireless. Mr. Mohamed also announced the appointment of Alain Rheaume to the position of Executive Vice-President and President Fido.

About Rogers Wireless:
Rogers Wireless operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. The combination of Rogers Wireless and Microcell will have 5.5 million wireless customers, and has offices in Canadian cities across the country. Rogers Wireless is a wholly-owned subsidiary of Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN), which is approximately 89% owned by Rogers Communications Inc.

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

About Microcell:
Microcell Telecommunications Inc. (TSX: MT.A; MT.B) is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997 and is listed on the Toronto Stock Exchange. Microcell has been acquired by Rogers Wireless, which is approximately 89% owned by Rogers Communications Inc.

For further information (Investment community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com
Thane Fotopoulos, 514.937.0102, ext. 8317, thane.fotopoulos@microcell.ca

For further information (media):

Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com
Claire Fiset, 514.992.1368, claire.fiset@microcell.ca
Karen Berkhout, 604.783.0701, karen.berkhout@microcell.ca